Exhibit 10.5

SP PLUS CORPORATION

CHANGE IN CONTROL SEVERANCE PLAN

The SP Plus Corporation Change in Control Severance Plan is established as of the Effective Date. The purpose of the Plan is to provide severance benefits to eligible employees of SP Plus Corporation who incur certain terminations of employment in connection with a Change in Control of the Company as described herein. This Plan supersedes any severance plan, policy or practice with respect to any Qualifying Termination, whether formal or informal, written or unwritten, previously announced or maintained by the Company. This Plan document also is the Summary Plan Description for the Plan.

SECTION 1. SEVERANCE BENEFITS

1.1 Generally. Subject to the terms of the Plan, each Eligible Employee shall be entitled to severance payments and/or benefits pursuant to applicable provisions of Section 2 of this Plan if the Eligible Employee incurs a Qualifying Termination and complies with the applicable requirements of the Plan.

1.2 Severance Pay. Subject to the terms of the Plan, the Company shall provide “Severance Pay” to each Eligible Employee who incurs a Qualifying Termination equal to the amount listed in such Eligible Employee’s applicable tier level in the schedule of severance benefits as attached hereto as Schedule B (the “Benefits Schedule”). Severance Pay shall be paid, to the extent such amount is not subject to 409A, in a lump sum as soon as administratively practicable following the Release Effective Date (as defined below), provided that such payment shall be paid on the first regular payroll date of the Company that occurs after the Release Effective Date.

1.3 Benefits Continuation. Following a Qualifying Termination, if the Eligible Employee is eligible for and timely elects to continue receiving group medical and/or dental insurance under the continuation coverage rules of the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”), upon the Eligible Employee’s submission to the Company of evidence of the Eligible Employee’s and his or her dependent’s, if applicable, enrollment in COBRA, the Company will pay to the Eligible Employee, in accordance with the Company’s regular payroll practices, an amount, net of taxes (determined based on the highest applicable marginal tax rates and not merely based on required withholding amounts), equal to the monthly contribution that is to be paid by the Eligible Employee in respect of the applicable health care benefits, as in effect pursuant to COBRA, for a number of months equal to the number of months in the Eligible Employee’s COBRA continuation coverage period as set forth in the applicable tier level in the Benefits Schedule, so long as the Eligible Employee has not become actually covered by the medical plan of a subsequent employer during any such month. This period of continued benefits shall run concurrently with (and shall count against) the Company’s obligation to provide continuation coverage pursuant to COBRA.

1.4 Non-Duplication of Benefits. The benefits provided under the Plan are intended to satisfy, to the greatest extent possible, and not to provide benefits duplicative of, any and all statutory, contractual and collective agreement obligations of the Company in respect of the form of benefits provided under the Plan that may arise out of a Qualifying Termination, and the Plan Administrator will so construe and implement the terms of the Plan. In no event shall an Eligible Employee become entitled to a duplication of benefits under the Plan and any other severance plan or program of the Company. In the event an Eligible Employee is eligible to receive benefits under the Plan and any other severance plan or program of the Company, the Eligible Employee shall only receive benefits pursuant to the arrangement that yields the greatest benefit to the Eligible Employee. If the Company or any Affiliate is obligated by law or by contract to provide severance pay or change in control benefits to an Eligible Employee, then the Eligible Employee may be required to waive, upon the Company’s request, any amounts payable pursuant to such legal or contractual obligation as a condition of receiving benefits under the Plan.

1.5 Impact of Section 4999 Excise Tax: Maximum After-Tax Benefit Following a Change in Control. Except to the extent that a more favorable treatment is provided to an Eligible Employee by the Company in writing, in the event that part or all of the consideration, compensation or benefits to be paid to an Eligible Employee under this Plan or any other plan, arrangement or agreement applicable to such Eligible Employee, constitutes “excess parachute payments” under Section 280G(b) of the Code subject to an excise tax under Section 4999 of the Code (collectively, the “Parachute Amount”), the amount of excess parachute payments which would otherwise be payable to such Eligible Employee or for such Eligible Employee’s benefit shall be reduced to the extent necessary so that no amount of the Parachute Amount is subject to an excise tax under Section 4999 (the “Reduced Amount”); provided that such amounts shall not be so reduced if, without such reduction, such Eligible Employee would be entitled to receive and retain, on a net after-tax basis (including, without limitation, after any excise taxes payable under Section 4999), a portion of the Parachute Amount which is greater than the amount, on a net after-tax basis, that such Eligible Employee would be entitled to retain upon receipt of the Reduced Amount. All determinations with respect to the Parachute Amount shall be made by a nationally recognized certified public accounting firm or other firm that is retained and paid by the Company for such purpose prior to the Change in Control, which firm shall not, without such Eligible Employee’s consent, be changed following the Change in Control. Such determinations shall be binding upon the Company and shall be made promptly following the Change in Control and as appropriate thereafter, in order to permit payment in accordance with the provisions of this Plan.

1.6 Release. No Eligible Employee who incurs a Qualifying Termination shall be eligible to receive any payments or other benefits under the Plan unless he or she first executes a release in favor of the Company in the form attached hereto as Annex A and the release becomes effective and irrevocable within sixty (60) calendar days following the Eligible Employee’s Termination Date (such date the release becomes effective and irrevocable, the “Release Effective Date”); provided, however, that if the 60th day following the Termination Date falls in the calendar year following the year in which the Termination Date occurs, any payments or other benefits under the Plan shall be paid no earlier than January 1 of the calendar year following the year in which the Termination Date occurs.

1.7 Section 409A. It is intended that payments and benefits under this Plan will not subject Eligible Employees to taxation under Section 409A of the Code and the regulations thereunder (collectively “Section 409A”) and, accordingly, this Plan shall be interpreted and administered to be either exempt from or in compliance therewith. Specifically, any taxable benefits or payments provided under this Plan are intended to be separate and distinct payments that qualify for the “short-term deferral” exception to Section 409A to the maximum extent possible, and to the extent they do not so qualify, are intended to qualify for the separation pay exceptions to Section 409A, to the maximum extent possible. To the extent that none of these exceptions (or any other available exception) applies, then notwithstanding anything contained herein to the contrary, and to the extent required to comply with Section 409A, if an Eligible Employee is a “specified employee,” as determined under the Company’s policy for identifying specified employees on the Eligible Employee’s Termination Date, then all amounts due under the Plan that constitute a “deferral of compensation” within the meaning of Section 409A, that are provided as a result of a separation from service within the meaning of Section 409A, and that would otherwise be paid or provided during the first six months following the Termination Date, shall be accumulated through and paid or provided on the first business day that is more than six months after the Termination Date (or, if the Eligible Employee dies during such six-month period, within ninety (90) calendar days after the Eligible Employee’s death). Notwithstanding anything contained herein to the contrary, an Eligible Employee shall not be considered to have terminated employment with the Company for purposes of any payments under this Plan which are subject to Section 409A until the Eligible Employee would be considered to have incurred a “separation from service” within the meaning of Section 409A. In no event may an Eligible Employee, directly or indirectly, designate the calendar year of any payment to be made under this Plan that is considered nonqualified deferred compensation. The Company makes no representation that any or all of the payments described in this Plan shall be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. The Eligible Employee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

SECTION 2. RESTRICTIVE COVENANTS

2.1 Subject to any applicable specific terms and conditions in Annex B, as a condition precedent to their participation in this Plan and the receipt of any payments or benefits hereunder, each Eligible Employee agrees and acknowledges that their eligibility for payments and benefits under this Plan is in consideration of the Eligible Employee’s covenants and undertakings set forth in this Section 2. Notwithstanding anything to the contrary in the Plan, if an Eligible Employee breaches any of the covenants set forth herein, then his or her right to any benefits or payments hereunder shall be immediately and automatically forfeited, and all rights of the Eligible Employee to participate in this Plan shall immediately terminate, as of the date of breach; and, upon request of the Company, the Eligible Employee shall repay the Company in cash for the value of any payments made to such Eligible Employee under this Plan. The non-solicitation and non-competition covenants in this Section 2 and as amended in Annex B to the Plan, are necessary to protect the Company’s trade secrets and confidential and proprietary information as well as the goodwill and reasonable competitive business interests of the Company.

2.2 No Disparagement. The Eligible Employee agrees that, at any time after the date hereof, the Eligible Employee shall not directly or indirectly make any critical, adverse, or disparaging statement or comment about the Company or its directors, officers, or employees. Similarly, the Company shall not, and shall instruct its officers and directors to not, disparage or defame any Eligible Employee. Nothing in this Section 2.2 shall apply to any evidence or testimony required by any court, arbitrator or government agency.

2.3 Non-Solicitation. With respect to any Eligible Employee who incurs a Qualifying Termination, the Eligible Employee agrees that at any time prior to the expiration of one year following his or her Termination Date, the Eligible Employee shall not directly or indirectly solicit or recruit, or attempt to solicit or recruit, any employee of the Company to leave his or her employment with the Company, nor contact any employee of the Company, or cause an employee of the Company to be contacted, for the purpose of leaving employment with the Company.

2.4 Confidentiality. The Eligible Employee agrees to continue to observe and abide by the terms of the confidentiality obligations owed to the Company, including but not limited to the obligations regarding nondisclosure of the Company’s trade secrets and confidential and proprietary information. The Eligible Employee agrees at all times hereafter to hold in the strictest confidence, and not to use or disclose to any person or entity, any confidential, proprietary and/or trade secret information of the Company except as is required in connection with the Eligible Employee’s services rendered for the Company. Notwithstanding the foregoing, nothing in this Plan or any other agreement that the Eligible Employee has with the Company will prohibit or restrict the Eligible Employee from making any voluntary disclosure of information or documents concerning possible violations of law to, or seek a whistleblower award from, any governmental agency or legislative body, or any self-regulatory organization, in each case, without advance notice to the Company. As a condition of participation in the Plan the Eligible Employee represents that he or she has not to date misused or disclosed any confidential information of the Company to any unauthorized party.

2.5 Non-Competition. With respect to any Eligible Employee who incurs a Qualifying Termination, the Eligible Employee agrees that at any time prior to the expiration of one year following his or her Termination Date, the Eligible Employee will not, without prior written consent of the Company, whether paid or not, engage in any of the following activities in any geographic area where the Company conducted business during the Eligible Employee’s service relationship with the Company: (i) serve as a partner, principal, licensor, licensee, employee, consultant, officer, director, manager, agent, affiliate, representative, advisor, promoter, associate, investor, or otherwise for, (ii) directly or indirectly, own, purchase, organize or take preparatory steps for the organization of, or (iii) build, design, finance, acquire, lease, operate, manage, control, invest in, work or consult for or otherwise join, participate in or affiliate himself or herself with, any business whose business, products or operations are in any respect competitive with the business conducted by the Company.

2.6 Compliance with Company Policies and Procedures. The Eligible Employee hereby agrees that the Eligible Employee will comply with the Company’s internal policies and procedures as in effect from time to time, including but not limited to, the conflict of interest policy and the anti-corruption/code of ethics.

2.7 Non-Solicitation of Customers. The Eligible Employee understands and acknowledges that because of the Eligible Employee’s experience with and relationship to the Company, the Eligible Employee will have access to and learn about the Company’s Customer Information. “Customer Information” includes, but is not limited to, names, phone numbers, addresses, email addresses, order history, order preferences, chain of command, pricing information, and other information identifying facts and circumstances specific to the customer and relevant to services. The Eligible Employee understands and acknowledges that the loss of any such customer relationship or goodwill will cause significant and irreparable harm to the Company.

With respect to any Eligible Employee who incurs a Qualifying Termination, the Eligible Employee agrees and covenants that at any time prior to the expiration of one year following his or her Termination Date, the Eligible Employee shall not directly or indirectly solicit or attempt to solicit, using any form of oral, written, or electronic communications, the Company’s customers for the purpose of offering or accepting goods or services similar to or competitive with those offered by the Company on behalf of any other individual or entity.

SECTION 3. PLAN ADMINISTRATION.

3.1 The Plan Administrator shall administer the Plan and may interpret the Plan, prescribe, amend and rescind rules and regulations under the Plan and make all other determinations necessary or advisable for the administration of the Plan, subject to all of the provisions of the Plan.

3.2 The Plan Administrator may delegate any of its duties hereunder to such person or persons from time to time as it may designate.

3.3 The Plan Administrator is empowered, on behalf of the Plan, to engage accountants, legal counsel and such other personnel as it deems necessary or advisable to assist it in the performance of its duties under the Plan. The functions of any such persons engaged by the Plan Administrator shall be limited to the specified services and duties for which they are engaged, and such persons shall have no other duties, obligations or responsibilities under the Plan. Such persons shall exercise no discretionary authority or discretionary control respecting the management of the Plan. All reasonable expenses thereof shall be borne by the Company.

SECTION 4. PLAN MODIFICATION OR TERMINATION.

The Plan may be terminated or amended by the Committee at any time; provided, however, that the Plan may not be terminated or amended during the Change in Control Protection Period or in respect of a Qualifying Termination that occurred prior to the amendment or termination of the Plan.

SECTION 5. GENERAL PROVISIONS.

5.1 Except as otherwise provided herein or by law, no right or interest of any Eligible Employee under the Plan shall be assignable or transferable, in whole or in part, either directly or by operation of law or otherwise, including without limitation by execution, levy, garnishment, attachment, pledge or in any manner; no attempted assignment or transfer thereof shall be effective; and no right or interest of any Eligible Employee under the Plan shall be liable for, or subject to, any obligation or liability of such Eligible Employee. When a payment is due under this Plan to a severed employee who is unable to care for his or her affairs, payment may be made directly to his or her legal guardian or personal representative.

5.2 Neither the establishment of the Plan, nor any modification thereof, nor the creation of any fund, trust or account, nor the payment of any benefits shall be construed as giving any Eligible Employee, or any person whomsoever, the right to be retained in the service of the Company or any subsidiary thereof, and all Eligible Employees shall remain subject to discharge to the same extent as if the Plan had never been adopted.

5.3 If any provision of this Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and this Plan shall be construed and enforced as if such provisions had not been included.

5.4 This Plan shall inure to the benefit of and be binding upon the heirs, executors, administrators, successors and assigns of the parties, including each Eligible Employee, present and future, and any successor to the Company. If an Eligible Employee dies while any amount would still be payable to such Eligible Employee hereunder following a Qualifying Termination, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Plan to the executor, personal representative or administrators of the severed employee’s estate.

5.5 The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan.

5.6 The Plan shall not be required to be funded unless such funding is authorized by the Board. Regardless of whether the Plan is funded, no Eligible Employee shall have any right to, or interest in, any assets of any Company which may be applied by the Company to the payment of benefits or other rights under this Plan.

5.7 Any notice or other communication required or permitted pursuant to the terms hereof shall have been duly given when delivered or mailed by United States Mail, certified mail (return receipt requested), addressed to the intended recipient at his, her or its last known address.

5.8 To the extent not preempted by federal law, which shall otherwise control, this Plan shall be construed and enforced according to the laws of the State of Delaware, without regard to its choice-of-law principles.

5.9 All benefits hereunder shall be subject to applicable withholding and shall be subject to applicable tax reporting, as determined by the Plan Administrator.

SECTION 6. NOTICE.

Except as expressly provided otherwise herein, any notice, demand, consent, authorization or other communication that any Eligible Employee is required or may desire to give to or make upon the Company pursuant to the Plan shall be in writing and shall be effective, valid and duly given and received if hand delivered or sent by overnight delivery service, by facsimile, computer mail or other electronic mail, or by regular mail, postage prepaid, addressed to:

SP Plus Corporation

Attention: Chief Legal Officer

200 N. Randolph, Suite 7700

Chicago, Illinois 60601

E-mail: legal_intake@spplus.com

Notice so given shall be deemed given and received if (a) by mail, on the fourth day after posting; (b) by facsimile, computer mail or other electronic mail or personal delivery, on the date of actual transmission, with evidence of transmission acceptance or verification, or (as the case may be) personal or other delivery; and (c) by overnight delivery courier, on the next business day following the day such notice is delivered to the overnight delivery courier service.

SECTION 7. DEFINITIONS. As used herein:

7.1 “Affiliate” means, with respect to any individual or entity, any other individual or entity who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such individual or entity.

7.2 “Benefits Schedule” has the meaning set forth in Section 2.2.

7.3 “Board” means the Board of Directors of the Company.

7.4 “Cause” means, with respect to any Eligible Employee, (a) if the Eligible Employee is a party to an employment or similar agreement with the Company and such agreement provides for a definition of Cause or a similar term, the definition contained therein; or (b) if no such agreement exists, or if such agreement does not define Cause or a similar term, (i) the Eligible Employee is indicted for, convicted of, or pleads guilty or nolo contendre to, a felony or crime involving moral turpitude, (ii) the Eligible

Employee’s material violation of federal law or state law that the Board reasonably determines has had or is reasonably likely to have a material detrimental effect on the Company’s reputation or business, (iii) the Eligible Employee’s act of fraud or dishonesty in the performance of the Eligible Employee’s job duties or (iv) the Eligible Employee’s continued and willful or deliberate failure to substantially perform the Eligible Employee’s duties (other than as a result of physical or mental illness or injury).

7.5 “Change in Control” means any transaction or occurrence, or series of related transactions or occurrences, that constitute a “change in control event” (as described in Treas. Reg. Section 1.409A-3(i)(5)(i)) with respect to the Company.

7.6 “Change in Control Protection Period” means the period beginning three (3) months prior to the public announcement of a proposed Change in Control and ending on the second anniversary of a Change in Control.

7.7 “Code” means the Internal Revenue Code of 1986, as amended.

7.8 “Committee” means the Compensation Committee of the Board, or a delegate thereof, which in each case is also referred to under the Plan as the “Plan Administrator”.

7.9 “Company” means SP Plus Corporation, a Delaware corporation, and any successors thereto.

7.10 “Effective Date” means December 28, 2022.

7.11 “Eligible Employee” means each Company employee who (i) is designated by the Plan Administrator, in its sole discretion, to be eligible for severance benefits under the Plan, (ii) if applicable, agrees prior to the payment of any amounts under this Plan to forgo severance benefits provided under an individually negotiated employment contract or agreement with the Company relating to severance or change in control benefits and (iii) agrees prior to the payment of any amounts under this Plan and in a form acceptable to the Plan Administrator to be bound by the provisions of the Plan (including without limitation Section 2 hereof; provided that the Committee shall have the right in its sole discretion to waive compliance with any portion of Section 2 hereof for any particular Eligible Employee). The Plan Administrator shall make the determination of whether an employee is an Eligible Employee, and such determination shall be binding and conclusive on all persons. The Plan Administrator shall maintain a current schedule of Eligible Employees with the Chief Legal Officer of the Company or such other Company officer as may be designated by the Plan Administrator. Temporary employees and independent contractors are not eligible to participate in the Plan.

7.12 “Employment Agreement” means an agreement entered into between the Company and an individual with respect to their employment with the Company that is expressly titled an “Employment Agreement,” as such agreement may be amended or restated from time to time.

7.13 “Good Reason” means, with respect to any Eligible Employee, (a) if the Eligible Employee is a party to an employment or similar agreement with the Company and such agreement provides for a definition of Good Reason or a similar term, the definition contained therein; or (b) if no such agreement exists, or if such agreement does not define Good Reason or a similar term, (i) that the Eligible Employee, without the Eligible Employee’s express, written consent, has incurred a material reduction in authority, title, duties or responsibilities at the Company or a successor employer (with respect to a termination in connection with a Change in Control, relative to the Eligible Employee’s authority, title, duties or responsibilities immediately prior to the Change in Control), (ii) that the Eligible Employee, without the Eligible Employee’s express, written consent, has suffered a material breach of the Eligible Employee’s Employment Agreement by the Company or a successor employer, (iii) that the Eligible Employee, without the Eligible Employee’s express, written consent, has been required to relocate or travel more than fifty (50) miles from the Eligible Employee’s then current place of employment in order to continue to perform the duties and responsibilities of the Eligible Employee’s position (not including customary travel as may be required by the nature of the Eligible Employee’s position) or (iv) that the Eligible Employee, without the Eligible Employee’s express, written consent, has been directed by the Board to violate knowingly and intentionally any material state, federal or foreign law, rule or regulation applicable to the Company. Termination of employment by the Eligible Employee will not be for Good Reason unless (1) the Eligible Employee notifies the Company in writing within thirty (30) calendar days of the initial existence of such condition (which notice specifically identifies such condition), (2) the Company fails to remedy such condition within thirty (30) calendar days after the date on which it receives such notice (the “Remedial Period”), and (3) the Eligible Employee actually terminates employment immediately after the expiration of the Remedial Period and before the Company remedies such condition. If the Eligible Employee terminates employment before the expiration of the Remedial Period or after the Company remedies the condition (even if after the end of the Remedial Period), then the Eligible Employee’s termination will not be considered to be for Good Reason.

7.14 “Parachute Amount” has the meaning set forth in Section 1.5.

7.15 “Plan” means the SP Plus Corporation Change in Control Severance Plan, as set forth herein, as it may be amended from time to time.

7.16 “Plan Administrator” has the meaning set forth in Section 7.8.

7.17 “Qualifying Termination” means, during the Change in Control Protection Period, an Eligible Employee’s termination of employment by the Company without Cause or an Eligible Employee’s resignation of employment with the Company for Good Reason.

7.18 “Reduced Amount” has the meaning set forth in Section 1.5.

7.19 “Release Effective Date” has the meaning set forth in Section 1.6.

7.20 “Section 409A” has the meaning set forth in Section 1.7.

7.21 “Severance Pay” has the meaning set forth in 1.2.

7.22 “Termination Date” means the date on which an Eligible Employee incurs a Qualifying Termination.

7.23 “Tier I Employee” means an Eligible Employee designated as such by the Plan Administrator and set forth on Schedule A-1, as amended from time to time.

7.24 “Tier II Employee” means any Eligible Employee designated as such by the Plan Administrator and set forth on Schedule A-2, as amended from time to time.

SECTION 8. EXECUTION.

To record the adoption of the Plan as set forth herein, SP Plus Corporation has caused its duly authorized officer to execute the same as of the Effective Date.

SP PLUS CORPORATION:

By:	/s/ G Marc Baumann
Name:	G Marc Baumann
Title:	Chairman and Chief Executive Officer

SCHEDULE B

SCHEDULE OF SEVERANCE BENEFITS FOR QUALIFYING TERMINATIONS

Eligible Employee Tier Level	Severance Pay	COBRA Continuation Coverage Period
Tier I	• 24 months base salary • 24 months target annual bonus • Any bonus that was earned but unpaid as of the Termination Date • All accrued and unpaid expenses	12 months

Tier II	• 18 months base salary • 18 months target annual bonus • Any bonus that was earned but unpaid as of the Termination Date • All accrued and unpaid expenses	12 months

Schedule B